PARTNERS

JOHN ADEBIYI ◆

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

MICHAEL V. GISSER (NEW YORK)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

GREGORY G.H. MIAO (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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January 20, 2017

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2015 and September 30, 2016 and for the year ended December 31, 2015 and the nine months ended September 30, 2016, and unaudited interim consolidated financial statements as of September 30, 2015 and for the nine months ended September 30, 2015.

Securities and Exchange Commission

January 20, 2017

As an emerging growth company, the Company has omitted the selected financial information for the years before 2015.

The Company respectfully advises the staff of the Commission that it is relying on Section 71003 of the Fixing America’s Surface Transportation Act in submitting the Draft Registration Statement which omits the financial statements as of and for the year ended December 31, 2014. It is the Company’s understanding that the omitted financial statements as of and for the year ended December 31, 2014 will not be required to be included in the registration statement on Form F-1 at the time of the contemplated offering in 2017. The Company undertakes that prior to the Company distributing a preliminary prospectus to investors, it will amend the registration statement on Form F-1 to include the Company’s audited consolidated financial statements as of and for the year ended December 31, 2016 as required by Regulation S-X under the Securities Act as of the date of such amendment.

*        *         *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP